UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Notice to Shareholders regarding proposal for new Fiscal Council members, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2022.

2.	Distance Voting Ballot for the annual general shareholders' meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: April 4, 2022.

Item 1

Notice to Shareholders regarding proposal for new Fiscal Council members, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2022.

A Publicly Held Company
National Register of Legal Entities of the Ministry of Economy
(CNPJ/ME) No. 32.785.497/0001-97
State Registration (NIRE) 35.300.531.582

NOTICE TO SHAREHOLDERS

Natura &Co Holding S.A ("Company"), hereby informs its shareholders and the market in general that, in compliance with article 21-L, I, of CVM Rule No. 481/09, it has received from the minority shareholders (i) Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI; and (ii) BB Top Ações Exportação FIA; BRASILPREV Top A Fundo de Inv de Ações; BB Top Ações Indice de Sust Emp FI em Ações; BB Top Ações IBOVESPA Indexado FI; BB Top Ações IBOVESPA Ativo FI; BB Top Ações Setorial Consumo FI; BB Cap Ações Fundo de Investimento; BB Ações Governança FI; BB Top Multimercado ASG Fundo de Investimento Longo Prazo; BB BNC Ações Nossa Caixa Nosso Clube de Investimento; BB Terra do Sol Fundo de Investimento MM Credito Privado; BB ECO Gold Fundo de Investimento em Ações; BB CAP IBOVESPA Indexado FIA; BB Top Ações Saude Bem Estar FI; BB Previdencia Ações IBRX Fundo de Investimento; BB Ações Equidade Fundo de Investimento; BB ETF IBOVESPA Fundo de Índice; BRASILPREV Top ASG Brasil FIA; BB Top Ações ASG Brasil FIA, all managed by BB Gestão de Recursos DTVM S.A., representing a total of approximately 0.59% of the Company’s capital stock, a proposal for inclusion in the Remote Voting Ballot (“Ballot”) for the Company's Annual and Extraordinary Shareholders' Meeting to be held on April 20, 2022, of the candidates for the Fiscal Council indicated below.

•	CYNTHIA MAY HOBBS PINHO, as principal candidate, and ANDREA MARIA RAMOS LEONEL, as respective alternate.

The copies of the documents received by the Company regarding the above mentioned candidates, including their respective résumés and other information provided in items 12.5 to 12.10 of the Refence Form are in the Appendix to this Notice to Shareholders.

The Company resubmitted the Ballot on this date, with the inclusion of the candidates nominated by the shareholders mentioned above.

If any shareholder have already submitted its voting instruction via Ballot and wishes to amend it, a new instruction needs to be sent to the same service provider previously used, considering the deadline of April 13, 2022 (inclusive).

São Paulo, March 31, 2022.

Viviane Behar de Castro
Investor Relations Officer

Classification: Public

CVM RULE No. 480 OF DECEMBER 7 2009

EXHIBIT 24 - Content of the Reference Form

12.5. Provide a chart containing the following information on each of the issuer’s senior managers and fiscal council members:
a. Name;	CYNTHIA MAY HOBBS PINHO
b. Date of Birth;	08/17/1964
c. Profession;	ENGINEER
d. Individual taxpayer number (CPF) or passport number;	955.227.007-34
e. Elective position held;	SITTING MEMBER OF THE FISCAL COUNCIL
f. Election date;
g. Date of investiture;
h. Term of office;
i. Other positions and duties performed at the issuer;	-
j. Elected by the controller or not;	NO
k. If he or she is an independent member and, if so, what was the criterion used by the issuer to determine independence;
l. Number of consecutive terms of office;
m. Information on:
i. major professional experiences during the last 5 years, indicating:
• name and field of business of the company:	GETNINJAS - SERVICES
• Position:	MEMBER OF THE BOARD OF DIRECTORS

•   If the company is a member of:

(i)       The issuer’s business group or

(ii)    is controlled by a shareholder of the issuer holding direct or indirect equity interest that is equal to or greater than 5% of the same class of type of securities of the issuer;

NO

Classification: Public

ii. a list of all management positions that it holds in other companies or third-sector organizations:	CFO AND MEMBER OF THE BOARD OF DIRECTORS AT THE COMPANY GETNINJAS
n. a description of any of the following events occurring during the last 5 years:
i. any criminal conviction;	NO
ii. any conviction in administrative proceedings before the CVM, and the applicable penalties;	NO
iii. any final and unappealable conviction, on a judicial or administrative field, that suspended or incapacitated him/her to perform any professional or commercial activity.	NO
12.6. For each of the persons that worked as a member of the board of directors or the fiscal council for the last year, inform, in a chart, the percentage of participation in the meetings held by the respective body in the same period, that have occurred after taking office.	100%

12.7. Provide the information mentioned in item 12.5 with regard to members of the committees created by the bylaws, as well as of the audit, risk, financial, and compensation committees, even if such committees or bodies are not established in the bylaws.

Note The information set forth in this item should encompass audit, risk, financial, and compensation committees, as well as similar organizational structures, even if such committees or structures are not established by the bylaws, provided that such committees or structures are part of the decision-making process of the management or administration bodies of the issuer, such as consultants or inspectors.

12.8. For each of the persons that worked as a member of the committees created by the bylaws, as well as of the audit, risk, financial, and compensation committees, even if such committees or structures are not created by the bylaws, inform, in a chart, the percentage of participation in the meetings held by the respective body in the same period, that have occurred after taking office.

Note The information set forth in this item should encompass audit, risk, financial, and compensation committees, as well as similar organizational structures, even if such committees or structures are not created by the bylaws, provided that such committees or structures are part of the decision-making process of the management or administration bodies of the issuer, such as consultants or inspectors.

Classification: Public

12.9. State the existence of marital relationships, domestic partnerships or family relationships to the second degree between:
a. The issuer’s managers;	NO
b. b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries;	NO
c. (i) managers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controlling shareholders of the issuer;	NO
d. (i) managers of the issuer and (ii) managers of the issuer’s direct and indirect controlling companies.	NO
12.10. State subordination, service, or control relationships in the last three fiscal years between the issuer’s managers and:	NO
a. companies controlled, directly or indirectly by the issuer, except those in which the issuer directly or indirectly holds the entire capital stock;	NO
b. direct or indirect controlling shareholder of the issuer;	NO
c. any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them.	NO

Summarized CV - Cynthia May Hobbs Pinho

Executive with 30 years’ experience in the Administrative and Financial area, with a strategic view and experience in Business areas, obtained at companies from different segments.

C-Level position at publicly held companies, as well as companies under family control.

I have worked as a Statutory Officer at the Ultra Group, Sagatiba, Dasa, Schneider Electric, CPFL, Renova Foundation, and GetNinjas.

Experience working in highly complex environments, with multi-stakeholder Governance and interaction with different entities of Civil Society. Experience in the tertiary sector, working in socio-environmental redress projects focused on Sustainability, with a social transformation and institutional development agenda (ESG Agenda).

Member of the Board of Directors and Fiscal Council, certified by the Brazilian Institute for Corporate Governance - IBGC.

Today, I am a member of the Board of Directors of GetNinjas, member of the Fiscal Council of the Natura Institute, and Board Member at the Social Observatory of Brazil - OSB.

Executive with 30 years of experience in the Financial and Administrative area with good strategic vision and Business experience acquires in companies from different segments.

C-Level position in publicly traded companies as well as family owned. I worked as part of the Executive Board of companies such as Ultrapar, Sagatiba, Dasa, Schneider, CPFL, Fundacao Renova and GetNinjas.

Work experience in highly complex environment with multi-stakeholders Governance and interactions with different civil society entities.

Acting in the Third Sector in socio-environmental repair projects with a focus on Sustainability with an agenda of social transformation and institutional development (ESG Agenda).

Board Member and Fiscal Counselor certified by the IBGC.

Today I am a Board Member at GetNinjas, Fiscal Board Member at Instituto Natura and Board Member at OSB – Social Observatory of Brazil

Classification: Public

CVM RULE No. 480 OF DECEMBER 7 2009

EXHIBIT 24 - Content of the Reference Form

12.5. Provide a chart containing the following information on each of the issuer’s senior managers and fiscal council members:
a. Name;	ANDREA MARIA RAMOS LEONEL
b. Date of Birth;	FEBRUARY 2, 1965
c. Profession;	ECONOMIST
d. Individual taxpayer number (CPF) or passport number;	104.434.358-39
e. Elective position held;
f. Election date;
g. Date of investiture;
h. Term of office;
i. Other positions and duties performed at the issuer;
j. Elected by the controller or not;
k. If he or she is an independent member and, if so, what was the criterion used by the issuer to determine independence;
l. Number of consecutive terms of office;
m. Information on:
i. major professional experiences during the last 5 years, indicating:
• name and field of business of the company:	1. BANCO DA AMAZÔNIA – FINANCIAL AREA 2. CIP – CAMARA INTERBANCÁRIA DE PAGAMENTOS
• Position:	1. CHAIRMAN OF THE BOARD OF DIRECTORS 2. INDEPENDENT MEMBER OF THE BOARD

•    If the company is a member of:

(i)       The issuer’s business group or

(ii)    is controlled by a shareholder of the issuer holding direct or indirect equity interest that is equal to or greater than 5% of the same class of type of securities of the issuer;

1. NOT A MEMBER OR CONTROLLED 2. NOT A MEMBER OR CONTROLLED

Classification: Public

ii. a list of all management positions that he/she holds in other companies or third-sector organizations:	BANCO DA AMAZÔNIA S/A - BASA CAMARA INTERBANCÁRIA DE PAGAMENTOS – CIP; CPSEC – COMPANHIA PAULISTA DE SECURITIZAÇÃO; CPTU – COMPANHIA PAULISTA DE TRENS URBANOS
n. a description of any of the following events occurring during the last 5 years:
i. any criminal conviction;	NOT APPLICABLE
ii. any conviction in administrative proceedings before the CVM, and the applicable penalties;	NOT APPLICABLE
iii. any final and unappealable conviction, on a judicial or administrative field, that suspended or incapacitated him/her to perform any professional or commercial activity.	NOT APPLICABLE

12.6. For each of the persons that worked as a member of the board of directors or the fiscal council for the last year, inform, in a chart, the percentage of participation in the meetings held by the respective body in the same period, that have occurred after taking office.

PARTICIPATION IN 100% OF THE MEETINGS IN ALL COMPANIES HE/SHE WORKS AS A MEMBER OF THE BOARD OF DIRECTORS

12.7. Provide the information mentioned in item 12.5 with regard to members of the committees created by the bylaws, as well as of the audit, risk, financial, and compensation committees, even if such committees or bodies are not established in the bylaws.

Note The information set forth in this item should encompass audit, risk, financial, and compensation committees, as well as similar organizational structures, even if such committees or structures are not established by the bylaws, provided that such committees or structures are part of the decision-making process of the management or administration bodies of the issuer, such as consultants or inspectors.

12.8. For each of the persons that worked as a member of the committees created by the bylaws, as well as of the audit, risk, financial, and compensation committees, even if such committees or structures are not created by the bylaws, inform, in a chart, the percentage of participation in the meetings held by the respective body in the same period, that have occurred after taking office.

Note The information set forth in this item should encompass audit, risk, financial, and compensation committees, as well as similar organizational structures, even if such committees or structures are not created by the bylaws, provided that such committees or

PARTICIPATION IN 100% OF THE MEETINGS IN ALL COMPANIES HE/SHE WORKS AS A MEMBER OF THE BOARD OF DIRECTORS

Classification: Public

structures are part of the decision-making process of the management or administration bodies of the issuer, such as consultants or inspectors.
12.9. State the existence of marital relationships, domestic partnerships or family relationships to the second degree between:
a. The issuer’s managers;	NOT APPLICABLE
b. b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries;	NOT APPLICABLE
c. (i) managers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controlling shareholders of the issuer;	NOT APPLICABLE
d. (i) managers of the issuer and (ii) managers of the issuer’s direct and indirect controlling companies.	NOT APPLICABLE
12.10. State subordination, service, or control relationships in the last three fiscal years between the issuer’s managers and:
a. companies controlled, directly or indirectly by the issuer, except those in which the issuer directly or indirectly holds the entire capital stock;	NOT APPLICABLE
b. direct or indirect controlling shareholder of the issuer;	NOT APPLICABLE
c. any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them.	NOT APPLICABLE

ANDREA LEONEL

+ 55 11 98362.6000

andrea@andrealeonel.com | https://www.linkedin.com/in/andrea-leonel/
Rua Verbo Divino,1061- T1/61B | 04719-002 | São Paulo | Brazil

▪	Board of Directors: Chairwoman, Independent Member and Representative of the Minority Shareholder

▪	Independent Member of Committees: Audit, Risk & Capital, and People

▪	Over 27 years in Banking, having worked at global organizations

▪	C-Level Executive, responsible for Strategy and P&L

▪	Collaborative, Independent and “decision-maker”

▪	Managing Director having participated in Regional and Global Executive Committees

▪	LATAM responsibilities. Multicultural and Multidisciplinary team’s management

▪	GRC – Governance, Risk and Compliance experience. Represented JPMorgan Transaction Banking – Trade and Loans LATAM Unit at FED/OCC (U.S. Office of Currency Control), in a Risk and Compliance global project

▪	Product Management experience in complex markets and organizations, with distinct regulatory, legal, and commercial aspects. Structured Transactions and Risk mitigants development

▪	Client portfolio management, including origination. Client Experience focus

▪	Consultive Board Member to Non-Profit Brazilian Organization. Pro-Bono active participation

▪	Creation and management of Women Leadership Mentoring Program

▪	Tech Startup Angel Investor – focus on Diversity and Social Inclusion

SUMMARY OF PROFESSIONAL EXPERIENCE

Banco da Amazônia - BASA

Chairwomen of the Board (May 2020 – current)

Independent Member of the Board appointed by Braülian Minister of Economy (2019 – 2020) Brazilian Financial Institution, listed in the Brazilian Stock Market, controlled mostly by Federal Government. Main objective is the promotion of the sustainable development of Brazilian North Region (Amazon included), BASA belongs to the mid-size bank segment (S3) with R$2,4bi NW and R$12billion Assets.

Câmara Interbancária de Pagamentos – CIP

Independent Member of the Board of Directors (Ago 2020 – current)

CIP is a not-for-profit association which is part of the Brazilian Payments System (SPB), and acts as a Financial Market Infrastructure Provider, offering services and solutions to foster financial market evolution. It is also denominated as Financial Market Settlement House, that process over a 10billion transactions per year.

CPTM – Companhia Paulista de Trens Metropolitanos

Minority Shareholder representative at the Board of Directors appointed by Brazilian Minister of Economy (Jul 2020 – 2022)

Brazilian public transportation company, controlled mostly by the São Paulo State Government, focused on the passenger transportation by trains. It manages 240Km of railways, transporting around 3million people per day.

CBTU – Companhia Brasileira de Trens Urbanos

Independent Member of the Board of Directors (2019 – 2022)

Brazilian public transportation company, controlled by Brazilian Federal Government, focused on the passenger transportation by trains. It manages subsidiaries at Belo Horizonte, Recife, Maceió, Natal and João Pessoa.

Companhia Paulista de Securitização – CPSEC

Independent Audit Committee Member (2018 – 2022)

Securitization Company, controlled by São Paulo State Government, is the main state government conduit to monetize financial flows originated from state resident’s fiscal debt. It acts as a financial instrument to the state government by accessing the Capital Market and anticipating financial flows originated from the debt renegotiation.

Andrea Leonel Consultoria - (www.andrealeonel.com) Founder

Gender Equality – Women Leadership Mentoring Program Career Repositioning Program (2015 – 2017)

World Bank Group – International Finance Corporation - IFC Latam Senior Consultant (2018 – 2019)

Transaction Bank Strategic Project – Central America and Caribbean

Banco J.P. Morgan S.A.

Managing Director - Latam Treasury Services - Trade & Loan Products Executive (2010-2015) Latam Trade Executive & Brazil Treasury Services Country Head

As Latam Managing Director was responsible for:

▪	Managing the Transaction Banking - Trade & Loan Products business in Latin America

▪	Proposing and executing multiyear strategic plan to the business in the region

▪	Fully accountable for Latam Trade & Loans P&L

▪	Client Portfolio management and its experience at the Bank

▪	Local and Regional Product Management

▪	Building and fostering internal relationships and partnerships across the firm to deliver and execute the planned strategy.

▪	GRC adherence – Governance, Risk and Compliance adherence to global, regional, and local policies, as well as internal and external audit management

▪	Product development, maintenance, aiming a Best-in-Class service provided to JPM’ clients.

▪	Management of multi-disciplinary groups in different locations.

Member oÊ

▪	Brazil Operating Committee

▪	Brazil ALCO

▪	Brazil Anti Money Laundry Committee

▪	Brazil Diversity Committee

▪	Regional and Global Trade & Loans Control Forums

▪	Regional Management Committee

▪	Global Trade & Loans Management Committee

Deutsche Bank S.A. - Banco Alemão

Executive Director - Head of Trade Finance – Global Transaction Bank (2003 – 2010)

As Head of Trade Finance, was responsible for:

▪	Managing the Trade Finance business in Brazil

▪	Origination, structuring and execution of Corporate transactions. Emphasis in Receivables Finance, Structured Trade and Commodities

▪	Development and implementation of risk mitigation alternatives to secure the Brazilian Trade portfolio – such as Insured Receivables Finance

▪	Implementation of Credit Enhanced products, allowing fund raising and portfolio de-risk through Insurance

▪	Liaising with NY and Frankfurt and Corporate Finance origination in Brazil. Emphasis in syndicated deals, where DB played Mandated Lead Arranger and Book Runner roles.

o	Member of DB NY Mentors Group

Banco Citibank S.A.

Vice-President - Head of Trade Finance – Global Transaction Services (2001 - 2002) Trade Finance Product Area (1999 - 2001)

Trainee at Entering Level Program (1990 – 1992)

Bank Boston

Senior Product Manager - Trade Finance Product Division (1992 – 1993) & (1997 - 1999) Relationship Manager (1995 - 1997)

Corporate Desk Team Leader (1993 - 1995)

PARTICIPATIONS/INVESTMENTS & PRO-BONO ACTIVITIES

CarambolaTech

Angel Investor (2018 – current)

Social Impact Startup. Prêmio Folha 2019 Winner. Focus on social inclusion in the technology market by training teams formed according to proprietary methodology and applying the tech concepts on the job at Corporate clients.

EY –Winning Women – Women Entrepreneurship Acceleration Mentor to Talento Incluir (2019 -2020)

IBGC – Instituto Brasileiro de Governança Corporativa Certified Board Member (2018)

Financial Institutions Committee Member (2017 -2020)

Vocação

Board of Directors Vice -President (2017 - 2020)

Fund Raising Committee (2017 - 2019)

Non-Profit ONG, based in São Paulo/Brazil, focused on the development of leadership in peripheric communities as well as preparation to work to their young population. Best Non-Profit organization Prize by Época magazine in 2018 and 2019.

Grupo Mulheres do Brasil

Consultive Board Member (2013 – 2020) Vozes Committee Leader (2017 - 2020)

EDUCATION AND RECENT TRAININGS

Public Governance – Delloite (2020)

IBGC – Curso de formação de Conselheiros – 56ª edition – Certified Board Member (2018)

Mulheres em Conselhos – IBGC/IFC/WCD - Mentoring Program (2017)

Corporate Governance and Innovation – Nova School of Business and Economics, PT (2016)

Governance, Risk and Compliance – GRC - Risk University KPMG (2015 - 2017)

Berkley University – In House Programs –Risk, Compliance, Anti-Money Laundry, Ethic and

Corporate Risk (1995- 2000)

Fundação Getúlio Vargas – FGV – Graduate - 1991 – Corporate Economy

Fundação Armando Alvares Penteado – FAAP – Graduate- 1988 -Bach Economics

Item 2

Distance Voting Ballot for the annual general shareholders' meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 31, 2022.

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This remote voting ballot (“Ballot”) refers to the annual general meeting of Natura &Co Holding S.A. (“Natura &Co” or “Company”) to be held on April 20, 2022, at 8 a.m., Brasília time (“AGM”), and it must be filled out if the shareholder chooses to exercise their remote voting right, as per article 121, sole paragraph, of Law No. 6,404/1976 and CVM Rule 481/2009 (“CVM Rule 481”).

If the shareholder wishes to exercise their remote voting right, they must fill out the fields above with their full name (or corporate name, in case of a legal entity) and their enrollment number before the Ministry of Economy (CNPJ/ME or CPF/ME). Providing an e-mail address is strongly advisable, but not mandatory.

For this Ballot to be considered valid and for the votes casted through it to be counted as an integral part of the quorum of the AGM (i) all fields must be properly filled out; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it. In addition, the shareholder must send, together with the Ballot, the applicable documentation, as described below.

The deadline for receiving this Ballot, sent directly to the Company or through service providers (as per article 21-B of CVM Rule No. 481) is April 13, 2022 (including such date). The Ballots received after such date will be ignored.

Pursuant to the sole paragraph of art. 21-X of CVM Rule No. 481, if the meeting is held on second call, the voting instructions received through this Remote Voting Ballot will be considered normally, provided that the meeting is held, on second call, within 30 days from of April 20, 2022.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder that opts to exercise their respective remote voting right shall deliver this Ballot directly to the Company or transmit the instructions for filling out to eligible service providers, as instructed below.

1. Casting a vote through service providers

The shareholder that chooses to exercise their remote voting right through service providers shall send their voting instructions to their respective custody agents that provide this service, in case of shareholders who hold shares in custody of the central depositary or to Itaú Corretora de Valores S.A. (“Itaú”), a financial institution hired by the Company to provide securities bookkeeping services, in case of shares not in custody by the central depositary, with due regard to the rules and terms set by them. In order to do so, the shareholder shall contact their custody agents or Itaú, as the case may be, and verify the procedures established thereby to issue the Ballot voting instructions, as well as the documents and information required thereby for such purpose.

The shareholder shall send the Ballot instructions for filling out to their custody agents or to the bookkeeping agent before the AGM as set forth by CVM Rule No. 481 (that is, seven (7) days before the AGM, up to April 13, 2022 (including this day)), except if another term is set by their custody agents or the bookkeeping agent. Said service providers shall notify the shareholder that they received the voting instructions or if there is a need for rectification or new submission thereof providing for the applicable procedures and terms.

As determined by ICVM 481, any conflicting voting instructions sent by the same shareholder through different service providers, as identified by their CPF or CNPJ, will be rejected.

2. Exercise of remote voting right by means of the Ballot sent directly to the Company:

Any shareholder who opts for exercising its remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: “Remote Voting Ballot AEGM 2022”).

Any shareholder who opts for exercising their remote voting right by sending the hard copy of this Ballot directly to the Company shall send the documents listed below to the post address located at Avenida Alexandre Colares, No. 1,188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Diretoria de Relações com Investidores - 2022 AEGM”.

The documentation is as follows:

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

(i) digital or hard copy of the Ballot, duly filled out, initialed, and signed; and

(ii) digitalized or hard copy of the following documents: (a) individual shareholders: an identification document with photograph; (b) legal entity shareholders: the latest restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AGM if the Company receives the digitalized or hard copy as per items (i) and (ii) above, up to seven (7) days before the date the AGM is to be held, that is, by April 13, 2022 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Notwithstanding the possibility of sending the Ballot and other documents in hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission.

Once the Ballot and other required documentation have been received in their hard copies, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any event, the Shareholder may only rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 13, 2022 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Electronic address: ri@natura.net (Subject: “Remote Voting Ballot AEGM 2022”)

Physical address: Avenida Alexandre Colares, No. 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Diretoria de Relações com Investidores - 2022 AEGM”.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, São Paulo, SP

Phone: +55 (11) 3003-9285 (capitals and metropolitan regions)

Phone: +55 (11) 0800 7209285 (other locations)

Service hours: business days from 9 a.m. to 6 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Resolutions concerning the Annual General Meeting (AGM)

1. Review the managers’ accounts, examine, discuss, and vote the financial statements, together with the independent auditors report, for the fiscal year ended on December 31, 2021.

[ ] Approve [ ] Reject [ ] Abstain

2. Examine, discuss, and vote on the capital budget proposal for the fiscal year ending on December 31, 2022. [ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

3. Examine, discuss and vote on the proposed allocation of the net profits of the fiscal year ended on December 31, 2021 and the distribution of dividends. [ ] Approve [ ] Reject [ ] Abstain
4. Define that the board of directors is composed of thirteen (13) members. [ ] Approve [ ] Reject [ ] Abstain

5. Resolve about the independence of Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell, Andrew George McMaster Jr., and Georgia Melenikiotou as candidates to independent members of the Board of Directors.

[ ] Approve [ ] Reject [ ] Abstain

6. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses no or abstain, his/her shares will not be computed for the request of the cumulative voting request).

[ ] Approve [ ] Reject [ ] Abstain

Election of the board of directors by single group of candidates

Chapa única

Antonio Luiz da Cunha Seabra

Guilherme Peirão Leal

Pedro Luiz Barreiros Passos

Roberto de Oliveira Marques

Carla Schmitzberger

Gilberto Mifano

Fábio Colletti Barbosa

Jessica DiLullo Herrin

Ian Martin Bickley

Nancy Killefer

W. Don Cornwell

Andrew George McMaster Jr.

Georgia Melenikiotou

7. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa única

[ ] Approve [ ] Reject [ ] Abstain

8. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

[ ] Yes [ ] No [ ] Abstain

9. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022 chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

[ ] Yes [ ] No [ ] Abstain

10. View of all the candidates that compose the slate to indicate the cumulative voting distribution.

Antonio Luiz da Cunha Seabra [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Guilherme Peirão Leal [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Pedro Luiz Barreiros Passos [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Roberto de Oliveira Marques [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Carla Schmitzberger [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Gilberto Mifano [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Fábio Colletti Barbosa [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Jessica DiLullo Herrin [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Ian Martin Bickley [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Nancy Killefer [ ] Approve [ ] Reject [ ] Abstain / [ ] %

W. Don Cornwell [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Andrew George McMaster Jr. [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Georgia Melenikiotou [ ] Approve [ ] Reject [ ] Abstain / [ ] %

11. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[ ] Yes [ ] No [ ] Abstain

12. Define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2022, as per the management proposal.

[ ] Approve [ ] Reject [ ] Abstain

13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).

[ ] Yes [ ] No [ ] Abstain

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

Separate election of the fiscal council - Common shares

14. Nomination of candidates to the fiscal council by minority shareholders with voting rights (the shareholder must fill this field if the general election field was left in blank).

Cynthia Mey Hobbs Pinho / Andrea Maria Ramos Leonel

[ ] Approve [ ] Reject [ ] Abstain

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